UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/2017** (MM/DD/YY) AND ENDING **6/30/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Institutional Bond Network, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

463 Pennsfield Place, Suite 201
(No. and Street)

Thousand Oaks	**CA**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik Haggge **805-277-4738**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 W Lincolnway Lane, Suite 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Erik Hagge_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Insitutional Bond Network_____, as of __June 30_____, 20__18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



TOMMY SOBHANPANAH
Notary Public – California
Ventura County
Commission # 2219543
My Comm. Expires Nov 18, 2021

_____
Signature

__MANAGING PARTNER__
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSTITUTIONAL BOND NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

INSTITUTIONAL BOND NETWORK, LLC

CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Institutional Bond Network, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Institutional Bond Network, LLC, (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Institutional Bond Network, LLC as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Institutional Bond Network, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 28, 2018

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash and cash equivalents	$	684,879
Receivable from clearing firm		516,254
Securities owned		6,348,792
Fixed assets (net of accumulated depreciation of $1,558)		3,877
Due from related party		6,383
Other assets		22,272
TOTAL ASSETS	$	7,582,457

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	21,819
Payable to clearing firm		5,363,361
Securities sold, not yet purchased		1,000,980
Accrued expenses and other liabilities		61,383
TOTAL LIABILITIES	$	6,447,543
MEMBERS' EQUITY		1,134,914
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,582,457

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Organization</u>

Institutional Bond Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded on March, 2011, under the laws of the State of California. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on January 8, 2016.

Institutional Bond Network, LLC is a limited liability company, and as such, the members' liability is limited to their investment. The Company is a securities broker-dealer servicing institutional customers, primarily other broker-dealers.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Securities Owned and Securities Sold, Not Yet Purchased</u>

At June 30, 2018, these securities were classified as "trading" and reported at fair value, with the unrealized gains and losses included in trading gains – net on the statement of operations. Costs are determined on a specific identification basis for determining realized gains and losses. At June 30, 2018, these securities, net of securities sold, not yet purchased, had a fair value of $5,347,812, a cost of $5,310,287, and an unrealized gain of $37,525.

The Company sells securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the statement of financial condition at the market value of the related securities and will incur a loss if the market value of the related securities increases subsequent to the sale date.

<u>Income Taxes</u>

The Company is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by federal, state or local tax authorities for periods before 2015.

Revenue Recognition

Securities transactions and the related revenue and expense are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized. Depreciation is computed on accelerated and straight-line methods and depreciable lives are generally 3-5 years.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Fair Value Measurement (continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liability level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

Assets and Liabilities at Fair Value as of June 30, 2018

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds		$5,853,792		$5,853,792
U.S. government bonds		495,000		495,000
Total		$6,348,792		$6,348,792
Securities sold, not yet purchased:				
U.S. government bonds		$1,000,980		$1,000,980

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2018, the Company had net capital of $535,688, which exceeded its requirement by $435,688.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At June 30, 2018, this ratio was .16 to 1.

Note 5 -   Clearing Broker and Off Balance Sheet Risk

The Company uses Wedbush Securities, Inc. (Wedbush) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. The clearing agreement requires a minimum charge of $10,000 per month. In connection with its clearing agreement, the Company must maintain a minimum deposit with Wedbush Securities, Inc. of $250,000.

Further pursuant to its clearing agreement, customers' money balances and security positions are carried on Wedbush's books. Under certain conditions, the Company has agreed to indemnify Wedbush for any related losses, if any, that Wedbush may sustain. Both the Company and Wedbush monitor collateral on securities transactions to minimize exposure to loss.

Additionally, there is a financing agreement between the Company and Wedbush, whereby Wedbush provides financing to the Company for the purchase of securities up to a maximum of 8 times the amount held at Wedbush, exclusive of net securities owned, at a rate of federal funds plus 250 basis points which at June 30, 2018 was 4.41%. At June 30, 2018, the amount held at Wedbush, exclusive of net securities owned, was $1,162,135 and the amount financed was $5,363,361. The Company was in compliance with this agreement throughout the year ended June 30, 2018.

Note 6 -   Commitments and Contingencies

The Company renewed its lease for California office space at $2,700 per month, for the period July 1, 2018 thru June 30, 2019. In January of 2018, the Company entered into a new office lease in Boston at $1,215 per month for the period January 22, 2018 to January 31, 2019.

Rent expense on both facilities for the year ended June 30, 2018 was $41,748.

Year Ending June 30:	
2019	$40,905
Total Minimum Lease Payments	$40,905

Note 7 –   Related Party

During the course of the year, the Company made purchases on behalf of IBN Asset Management, LLC in the amount of $6,383 which is owed to the Company as of June 30, 2018. IBN Asset Management, LLC, a registered investment adviser, is owned by the same members of the Company.